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                          June 26, 2023

       Joe Mastrangelo
       Chief Executive Officer
       Eos Energy Enterprises, Inc.
       3920 Park Avenue
       Edison, New Jersey 08820

                                                        Re: Eos Energy
Enterprises, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 20,
2023
                                                            File No. 333-272754

       Dear Joe Mastrangelo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Matthew L. Fry